Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

April 9, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be and Christina Fettig

Re:	Cliffwater Enhanced Lending Fund (the “Fund” or the “Registrant”) (File Nos. 333-252528; 811-23630); Response to Examiner Comments on N-2

Dear Mr. Be and Ms. Fettig:

This letter responds to the staff’s comments that you provided via letter on February 26, 2021, in connection with your review of the initial registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 (“Registration Statement”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment (the “Amendment”) to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Registrant acknowledges this comment.

2.	The Fund’s name references “lending.” However, your Rule 35d-1 policy is tied to “income oriented investments,” an undefined term that potentially includes strategies and investment types other than loans. Please revise your 80% policy to more specifically relate to the Fund’s lending activities.

The Registrant will revise the prospectus to more specifically relate to the Fund’s lending activities.

3.	We note the disclosure on the prospectus cover page that the Fund intends to invest primarily in “Investment Funds.” The disclosure here and on page 9 indicates that the Fund will invest “directly or indirectly” in income-oriented investments. Please clearly disclose the extent to which the Fund will be investing directly in income-producing securities as opposed to Investment Funds. Revised disclosure should specify how the Fund intends to gain exposure to the listed credit strategies, address how the Adviser will analyze and value distinct investment types, and address the Adviser’s experience in each category. We may have further comment.

The Investment Manager will employ a dynamic allocation process that allocates the Registrant’s assets between investment funds and direct investments in income-producing securities, and the Registrant will disclose this in the Amendment. The Registrant believes that, with the above-noted addition, its current disclosure is adequate.

4.	We note your statement that there is no limit on the duration, maturity, or credit quality of any investment. Please revise to address whether the Fund will construct its portfolio as a whole with any duration, maturity, or credit quality targets. In addition, if managed as part of the strategy, disclose the percentages of the portfolio that will be allocated between fixed and floating rate instruments.

The Registrant expects that the allocation with respect to duration, maturity and credit quality will be dynamic and will change over time. In addition, the percentages of the Registrant’s portfolio dedicated to fixed and floating rate instruments will fluctuate.

5.	Please disclose the extent to which the Fund anticipates leveraging itself during the first year.

The Registrant will include disclosure responding to this comment.

6.	The disclosure on page 5 states that “the Fund, in its sole discretion, may accept investments below these minimums.” Advise supplementally whether the Fund will permit initial investments below $25,000 and, if so, to whom.

The Registrant may permit an initial investment in the Fund below $25,000 by an accredited investor if the investment is made as a part of an allocation of client assets by a registered investment advisor or broker.

7.	Please revise footnote 2 to discuss the material assumptions used to estimate “Fees and Interest Payments on Borrowed Funds” and “Other Expenses” for the current fiscal year.

The Registrant will make the requested revision.

8.	Under the list of Strategy Criteria, discuss how the Adviser determines and assigns ratings to the different criteria. Explain how the Adviser determines its “tactical outlook” for a particular credit strategy.

The Registrant will include disclosure responding to this comment.

9.	The disclosure states that the Investment Manager “advises on approximately $8 billion in private credit assets and advises primarily large institutional investors and endowments on over $75 billion.” Explain what you mean by the term “advises.” Are these assets under management?

The registrant will clarify by stating that the assets it advises on (which have increased to $84 billion) includes discretionary and non-discretionary accounts.

10.	In an appropriate location, discuss material risks associate with marketplace lending.

The Registrant will add the requested disclosure.

11.	The disclosure indicates that the Fund will invest in catastrophe bonds. In the strategies section, please revise to discuss the Adviser’s process for analyzing these investments and provide additional detail about the geographies and perils that the CAT Bonds will reference.

The Registrant will add the requested disclosure.

12.	Clarify how the risk of large redemptions would apply to an interval fund.

The Registrant will add disclosure on how repurchases of shares by a greater number of shareholders than the amount approved by the Board may lead to certain shareholders requesting repurchases having a prorated portion of their shares accepted for purchase by the Fund.

13.	You disclose that the Adviser’s and Fund’s operations and investments could be materially adversely affected by outbreaks of disease, epidemics, and public health issues such as COVID-19. With a view to disclosure, please explain in correspondence how the Adviser’s investment analysis and diligence process have changed as a result of COVID-19. For example:

•	Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?
•	Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analysis in response?
•	Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how COVID-19 affects your investment operations and process as this may affect eh Fund’s investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

While the Investment Manager’s personnel have transitioned to working remotely, the pandemic has not had a negative impact on the Investment Manager’s operations. The Investment Manager assesses the risks of current and future investments on an ongoing basis in light of the COVID-19 pandemic and has used the outbreak of the pandemic to filter and analyze the types of investments and industries selected. COVID-19 may impact the Investment Manager’s willingness to invest in certain industries that are determined to be significantly impacted by the pandemic and thus may expose the Fund to risks beyond the tolerance of the Investment Manager or inconsistent with the investment strategy.

14.	Tailor the disclosure regarding the Fund’s use of derivatives specifically to how Fund expects to be managed and address those strategies that the Fund expects to be the most important in terms of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See letter from Barry Miller to ICI dated July 30, 2010.

The Registrant confirms that the disclosure in the Prospectus regarding the Fund’s expected use of derivatives complies with the Letter to ICI from Barry Miller regarding Derivatives-Related Disclosure by Investment Companies dated July 30, 2010.

15.	Please clarify the meaning of your disclosure that “[e]ach Shareholder will have the right to cast a number of votes, based on the number of such Shareholder’s Shares.” If each share is entitled to one vote per share, state so. In addition, either here or in another appropriate location, disclose the matters upon which shareholders will be entitled to vote. If applicable, disclose any provisions in your governing documents that restrict or limit the matters upon which shareholders may vote.

The Registrant will add the requested disclosure that each share is entitled to one vote per share. The Registrant will add the matters upon which shareholders will be entitled to vote and any provisions limiting the matters upon which shareholders may vote.

16.	In several locations you state that “[b]y acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of the above actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.” Please revise to exclude liability under the federal securities laws from the waiver of liability.

The Registrant will make the requested disclosure change.

17.	With a view to disclosure, please advise whether you intend to invest in Investment Funds that are affiliated with, or have other business relationships with, the Adviser. If so, please explain in correspondence the nature and terms of such investments and how the Fund and Adviser plan to manage and disclose conflicts arising from such investments.

The Registrant may invest in Investment Funds that are affiliated with or have other business relationships with the Investment Manager. Any such investments will be made in accordance with Sections 12 and 17 of the 1940 Act and any rules and regulations thereunder, and will be made in accordance with any other relevant sections of or rules or regulations under the 1940 Act. The Registrant will manage and disclose in its registration statement any conflicts of interest that arise in connection with investments in Investment Funds that are affiliated with or have other business relationships with the Investment Manager.

18.	The disclosure states that the Fund may conduct the activities listed. To the extent the Fund reserves freedom of action with respect to any of the activities listed in Item 17.2 of Form N-2 (other than concentration), disclose the maximum percentage of assets to be devoted to each such activity. See Instruction 2 to Item 17.2 of Form N-2.

The Registrant has not adopted any formal maximum limits with respect to the noted activities. Therefore, the Registrant respectfully declines to add the requested disclosure.

19.	Please file the finalized exhibits once they are available.

The Registrant will file finalized exhibits once they are available.

20.	Provide undertaking pursuant to Rule 484(b). See Instruction to Item 30.

The Registrant will add the requested undertaking.

21.	Please add signature lines for the required officers and at least a majority of the Fund’s trustees. See Section 6 of the Securities Act.

The Registrant will add the requested items following its organizational board meeting.

22.	In footnote (4), disclose that the fees waived are not subject to recapture.

The Registrant will add the requested disclosure.

23.	Please explain why “Portfolio Turnover Risk” is included as a risk of the Fund considering the disclosure on page 15 stating that it is anticipated the Fund’s annual portfolio turnover rate will ordinarily be between 20% and 50% and the portfolio turnover rate will not exceed 100%.

The Registrant will remove Portfolio Turnover Risk from the registration statement.

24.	The disclosure states that the investment management fee is “subject to certain adjustments.” Please disclose these adjustments and ensure that the description of the investment management fee throughout the document is consistent and discloses the adjustments.

The Registrant has determined that adjustments to the investment management fee will not be required and will remove this clause.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg